Exhibit 3.2

AMENDMENT TO

THE SECOND AMENDED AND RESTATED

BYLAWS

OF

BEHRINGER HARVARD REIT I, INC.

A MARYLAND CORPORATION

Section 5.05 of Article V of the Second Amended and Restated Bylaws of Behringer Harvard REIT I, Inc. is hereby amended and restated as follows:

“Section 5.05      THE CHAIRMAN OF THE BOARD.  The Board of Directors may designate from among its members a Chairman of the Board, who shall not, solely by reason of these Bylaws, be an officer of the Corporation.  The Board of Directors may designate the Chairman of the Board as an executive officer or non-executive officer Chairman.  The Chairman of the Board shall preside over the meetings of the Board of Directors.  The Chairman of the Board shall perform such other duties as may be assigned to him or her by these Bylaws or the Board of Directors.”

Effective as of February 5, 2013